SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Portugal Telecom Results Presentation Third Quarter 2006
9 November 2006

Safe Harbour

This release contains forward -looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements are not statements of historical fact, and reflect goals of the company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company's current goals and the reader should not place undue reliance on these forward -looking statements. Forward -looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

The attached communication has been made public by Portugal Telecom, SGPS, S.A. (the “Company”) . Investors are urged to read the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at the Company’s principal executive offices in Lisbon, Portugal.

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

[2] Portugal Telecom September 2006

Operational momentum – strategic highlights

Domestic initiatives	Status

> Convergent fixed-mobile offering	• Launch of Casa T

> Triple play offering	• IPTV trials
• Cable voice to be launched before year end

> Segregation of PT Wholesale (“PT Rede Aberta”)	• Development of PT Wholesale business case

> Regulatory relief	• Introduction of minutes on monthly bill

> Recoup market share	• TMN has been gaining market share in corporate segment and making inroads in youth segment

International initiatives

> Focus on Brazil	• GSM overlay on track
• Integration of billing and IT platforms
• Focus on retention / loyalty programmes

> Consolidation of African assets	• PT Africa corporate restructuring ongoing
• Integration of MTC (Namibia)

> Monetisation of non-core assets	• Asset disposal programme

[3] Portugal Telecom September 2006

Operational momentum – domestic cash flow initiatives

> Redundancy programme across all companies

 > Rebalancing of distribution channels

 > Renegotiation with maintenance suppliers

 > Reduction of printing and postage costs

 > Monitoring of credit scoring

> Lower fringe benefits and health care costs

[4] Portugal Telecom September 2006

Operational momentum – wireline

> ULL net adds declining

> Recouping pre-selection and WLR lines

> Loss of traffic-generative accesses(2) has been decreasing

> Improvement in market share of ADSL net adds(4)

> Maintenance of wireline ARPU

> Acceleration of staff reduction programme

(1) Carrier pre-selection + wholesale line rental net adds (2) PSTN/ISDN less pre-selection (3) Traffic generative access net adds (4) PT estimate (5) Market share (6) Wireline employees

[5] Portugal Telecom September 2006

Operational momentum – TMN

> Continuing acceleration of net adds

> Increase of billing ARPU

> Sustained improvement in MOU

> Data underpinning service revenues …

> … on the back of penetration of non-SMS data revenues

> Market momentum built against lower SAC

> Improvement in EBITDA performance

(1) Billing ARPU excluding roamers (2) Data/revenues (3) Non-SMS /total data revenues (4) Subscriber Acquisition Costs (5) EBITDA yoy

[6] Portugal Telecom September 2006

Operational momentum – Vivo

> Net adds remain under pressure…

> … but billing ARPU showing some recovery

> Driven out of campaigns to stimulate traffic

> With focus on reducing bad debt levels and fraud

> And focus on reduction of cloning cases

> Combined with cost control on commercial costs (SAC)

> And G&A expenses benefiting from Vivo integration

> Resulting in free cash flow improvement

(1)Excluding database cleanup (2) Minutes of Use (2) Provision/Revenues (4) Excluding one-off (5) Subscriber Acquisition Costs

[7] Portugal Telecom September 2006

Operational momentum – PTM

> Recovery of Pay-TV net adds

> Increased penetration of digital service “TV Cabo Funtastic Life” …

> … is helping to drive Pay-TV ARPU

> Recovery on cable broadband net adds …

> … underpinning total blended ARPU

> Cinemas driving revenue growth through increase of tickets sold

[8] Portugal Telecom September 2006

Third Quarter 2006 Highlights

Euro million	3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y

Operating Revenues	1,620	1,641	(1%)	6%	4,708	4,670	1%
Wireline	477	515	(7%)	(0%)	1,447	1,550	(7%)
TMN	370	386	(4%)	7%	1,055	1,081	(2%)
Vivo	555	520	7%	13%	1,570	1,417	11%
PTM	163	160	2%	(0%)	487	470	4%
EBITDA	595	608	(2%)	18%	1,685	1,785	(6%)
Wireline	234	248	(5%)	(2%)	721	769	(6%)
TMN	174	173	1%	6%	492	507	(3%)
Vivo	138	142	(3%)	139%	336	383	(12%)
PTM	52	48	9%	(7%)	158	144	10%
Income from Operations	292	326	(10%)	44%	786	980	(20%)
Net Income	125	77	63%	(34%)	527	361	46%
Capex	221	214	3%	14%	577	582	(1%)
EBITDA - Capex	374	394	(5%)	21%	1,108	1,203	(8%)
Net Debt	4,108	3,925	5%	(6%)	4,108	3,925	5%

EBITDA Margin (%)	36.7	37.0	(0.3 pp)	3.7 pp	35.8	38.2	(2.4 pp)
Capex as % Revenues	13.6	13.0	0.6 pp	0.9 pp	12.3	12.5	(0.2 pp)
EBITDA - Capex Margin (%)	23.1	24.0	(0.9 pp)	24.9 pp	23.5	25.8	(2.2 pp)

EBITDA = income from operations + depreciation and amortisation.
Income from operations = income before financials and taxes + goodwill impairment + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

[9] Portugal Telecom September 2006

Revenue growth underpinned by the contribution of Vivo and PTM

>	Operating revenues increased by 0.8% yoy in 9M06 to €4,708mn, reflecting higher contribution from Vivo, due to the appreciation of the Real, and PTM.

>	Wireline operating revenues decreased by 6.4% yoy to €1,567mn. In the 9M06 the growth in revenues from ADSL and pricing plans was not sufficient to offset the decrease in access and retail traffic revenues.

>	TMN operating revenues decreased by 3.8% yoy to €1,116mn primarily as a result of lower interconnection revenues (negative impact of €40mn). Excluding this effect, TMN revenues would have remained broadly flat in 9M06.

>	Vivo operating revenues increased by 10.8% yoy in 9M06 to €1,570mn underpinned by the 16.4% appreciation of the Real against the Euro (€221mn). Revenues in local currency fell due to challenging competitive environment.

>	PTM operating revenues increased 3.9% yoy in 9M06 to €489mn as a result of the increase in Pay-TV underpinned by the take up of premium services.

[10] Portugal Telecom September 2006

EBITDA decrease due to lower interconnection rates, one-off reversal of a provision in 1Q05 and higher provisions in Vivo

>	EBITDA reached €1,685mn in 9M06, a decrease of 5.6% yoy, equivalent to an EBITDA margin of 35.8%.
>	The €106mn reduction in EBITDA is explained by the:
–	impact of lower interconnection rates (€26mn),
–	reversal of a one-off provision relating to a receivable from Angola Telecom (€23mn) booked in 1Q05, and
–	a provision in Vivo related to billing issues in connection with the systems migration to a unified platform (€30mn).
>	Excluding these impacts, EBITDA would have decreased by €21mn or 1.2% yoy in 9M06.

[11] Portugal Telecom September 2006

EBITDA negatively impacted primarily by Wireline and Vivo

>	Wireline EBITDA decreased by 6.3% yoy in 9M06 to 721mn. Adjusting for one-off impact of receivable from Angola Telecom (€23mn) booked in 1Q05 and lower fixed to mobile rates, Wireline EBITDA would have decreased by 2.6% yoy.
>	TMN EBITDA decreased by 2.9% yoy in 9M06 to €492mn, as a result of lower interconnection rates. Excluding this impact, EBITDA would have increased by 1.2% yoy.
>	Vivo EBITDA fell by 12.4% yoy to €336mn, notwithstanding the improvement in FX, primarily as a result of higher provisions, call centre costs and outsourcing costs.
>	PTM EBITDA increased by 10.2% yoy in 9M06 to €158mn, underpinned by the improvement in top line and EBITDA margin.

[12] Portugal Telecom September 2006

Net income increased 46% to Euro 527 million

>	Net income increased by 46.2% yoy in 9M06 to €527mn.
>	The increase in net income is primarily explained by the one-off-effect of the tax restructuring completed in the period and lower workforce reduction costs.
>	Income taxes amounted to €12mn in 9M06 mainly as a result of:
–	a tax benefit amounting to €53mn booked in 1Q06, and
–	a gain recorded in 2Q06 amounting to €142mn in connection with the reduction of deferred tax liabilities resulting from adoption of the voluntary taxation regime on certain capital gains.
>	Workforce reduction programme costs amounted to €96mn in 9M06 as compared to €237mn in the same period last year.

[13] Portugal Telecom September 2006

Domestic businesses accounted for approximately 92% of consolidated EBITDA minus Capex

>	Capex decreased by 0.8% yoy in 9M06 to €577mn, equivalent to 12.3% of operating revenues, due to the reduction in Vivo capex.
>	On a combined basis, the domestic businesses accounted for approximately 92% of total EBITDA minus Capex.
>	Operating free cash flow increased by 20.6% yoy in 9M06 to 1,142mn, underpinned by strong improvement in working capital investment (€350mn).

[14] Portugal Telecom September 2006

Debt profile

[15] Portugal Telecom September 2006

Reduction of unfunded post retirement obligations

>	The gross unfunded obligations amounted to €2,026mn in 9M06. After-tax unfunded obligation amounted to €1,469mn.
>	In Oct. 2006, PT announced changes to the benefits granted under the company’s healthcare plan. In order to maintain the long-term sustainability and financing of the plan, the benefits granted by PT were reduced and the contributions made by employees were increased. Notwithstanding, PT’s healthcare plan continues to provide greater benefits than similar plans granted by other Portuguese companies. According to PT’s preliminary computations, the reduction in the PBO related to healthcare benefits could amount to approximately €180 mn.
>	In Oct. 2006, PT decided not to enter into a new protocol with the national healthcare system upon termination of the current protocol at the end of 2008, unless the financial and economic conditions of such protocol are changed in order to be neutral to positive for PT. According to PT’s preliminary computations, the reduction in the projected benefit obligations (PBO)related to healthcare benefits after retirement could amount to approximately €160mn.

[16] Portugal Telecom September 2006

Strong increase in distributable reserves achieved through share capital restructuring and further corporate restructuring

>	Distributable reserves increased from €720mn at the end of 2005 to €2,491mn following the completion of the approved share capital reduction and further corporate restructuring.
>	The amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with the Portuguese GAAP

[17] Portugal Telecom September 2006

Third quarter 2006 operating highlights

		3Q06	3Q05	y.o.y	q.o.q	9M06	9M05	y.o.y

Wireline	Main accesses (k)	4,418	4,471	(1%)	(0%)	4,418	4,471	(1%)
	Main accesses net adds (k)	(15)	26	n.m.	4%	(60)	93	n.m.
	ADSL retail (k)	658	547	20%	4%	658	547	20%
	ADSL Retail net adds (k)	22	47	(53%)	(2%)	73	166	(56%)
	Pricing Plans (k)	2,668	1,408	90%	17%	2,668	1,408	90%
	Total Traffic (mn minutes)	3,244	3,589	(10%)	(4%)	10,128	11,176	(9%)
	ARPU (Euro)	30	31	(2%)	1%	30	31	(2%)

TMN	Customers (k)	5,493	5,215	5%	2%	5,493	5,215	5%
	Net Adds (k)	131	107	22%	197%	181	162	12%
	MOU	124	125	(1%)	3%	120	121	(1%)
	ARPU (Euro)	22	24	(7%)	5%	21	23	(8%)
	Customer bill	18	19	(5%)	6%	17	18	(5%)
	Interconnection	4	5	(16%)	(1%)	4	5	(20%)

Vivo	Customers (k)	28,726	28,840	(0%)	1%	28,726	28,840	(0%)
	Net Adds (k)	201	394	(49%)	n.m	(1,079)	2,298	n.m.
	MOU	78	76	2%	17%	71	79	(10%)
	ARPU (R$)	29	28	2%	19%	26	29	(9%)

PTM	Pay TV Customers (k)	1,451	1,485	(2%)	0%	1,451	1,485	(2%)
	Pay TV Net Adds (k)	7	20	(65%)	n.m.	(28)	36	n.m.
	Cable Broadband Accesses (k)	349	341	2%	1%	349	341	2%
	Cable Broadband Net Adds (k)	5	9	(46%)	n.m.	1	36	n.m.
	Pay-Tv Blended ARPU (Euro)	29	28	7%	1%	29	28	4%

[18] Portugal Telecom September 2006

Wireline financial highlights

>	Operating revenues fell by 7.9% yoy to €513mn in 3Q06, reflecting lower retail traffic revenues and fixed charges.
>	EBITDA decreased by 5.4% yoy in 3Q06. Wireline made a significant effort to improve operating margins by reducing the addressable cost base. EBITDA margin improved to 45.6% on the back of staff redundancy programme, lower commercial costs and the reduction in PRBs.
>	Capex amounted to €61mn in 3Q06, an increase of 8.6% yoy and equivalent to 11.9% of operating revenues. Capex was directed mainly towards the continued investment in broadband, both in terms of coverage and customer bandwidth, and client related capex as a result of the growth in corporate outsourcing contracts.

[19] Portugal Telecom September 2006

Wireline operational highlights

>	Total main lines decreased by 1.2% yoy in 3Q06 to 4,418k.
>	The continued growth in ADSL accesses offset to a large extent the disconnection of PSTN/ISDN lines. ADSL retail accesses reached 658k underpinned by an improvement in market share of net additions over the period.
>	The pace of ULL net additions decreased to 27k while wholesale ADSL net additions fell to 3k in the period.
>	Total ARPU decreased by 2.0% yoy to €30.2. Subscription and voice ARPU decreased by 5.4% yoy to €25.0 while data ARPU increased by 19.1% yoy representing already 17.0% of total ARPU.

[20] Portugal Telecom September 2006

TMN financial highlights

>	Operating revenues decreased by 3.8% yoy in 3Q06 to €396mn, primarily as a result of the impact on service revenues of lower interconnection rates(€10mn). Excluding this impact, service revenues would have remained broadly flat in 3Q06.
>	EBITDA amounted to €174mn in 3Q06, which represented an increase of 0.5% yoy. This represented an improvement over the first two quarters of 2006, despite the strong reduction in interconnection rates (- €5mn in 3Q06 and -€21mn in 9M06). Excluding this impact, EBITDA would have increased by 3.4% yoy in 3Q06.
>	Capex decreased by 22.8% yoy to €43mn in 3Q06 equivalent of 11.0% of revenues. Capex was directed towards network capacity and 3G/3.5G coverage (70% of network capex) to allow for launch of new services, such as wireless broadband.
>	EBITDA minus capex increased by 11.8% to €130mn.

[21] Portugal Telecom September 2006

TMN operational highlights

>	TMN continued to strengthen its leading position in the Portuguese mobile market, and has also been making important inroads in the youth and corporate segments.
>	The handset portfolio for the Christmas campaign counts with 10 exclusive models and is focused on handsets that provide fashion appeal, fast internet access, mobile TV an music downloads
>	Net additions totalled 131k in 3Q06, an increase of 22% yoy.
>	Data services continued to underpin ARPU performance, with data revenues already accounting for 13.2% of service revenues in 3Q06, up from 11.7% in the same period last year.
>	At the end of October, TMN launched its first home- zoning service in Portugal, called “Casa T”, which allows TMN customers to make free calls to the fixed and TMN in their home-zone.

[22] Portugal Telecom September 2006

Vivo financial highlights

>	Operating revenues stated in Reais and in accordance with IFRS, increased by 1.5% yoy to R$3,065mn, primarily as a result of the increase of 24.8% yoy in sales of equipment and of 165% in other operating revenues. Vivo’s operating revenues were positively impacted in R$261mn, mainly as a result of the end of the partial bill & keep interconnection regime.
>	EBITDA decreased by 8.0% yoy to R$760mn in 3Q06 mainly due to the decrease in service revenues over the period
>	As a part of the ongoing restructuring plan, Vivo continues to actively address its cost base with the view of improving its operating performance. As a result EBITDA margin improved significantly on a sequential basis to 24.8% in 3Q06.

[23] Portugal Telecom September 2006

Vivo operational highlights

>	The competitive environment remained intense in 3Q06 particularly in the mid-and-high-end segment. Net additions in the quarter totalled 201k increasing the customer base to 28,726k. The small decrease in total customers on an annual basis is explained by the database adjustment undertaken in 2Q06.
>	At the end of September, Vivo maintained its leadership position in the Brazilian mobile market with an overall market share of 30%.
>	Vivo’s blended MOU increased by 1.7% yoy to 78 minutes, underpinned by outgoing MOU, which increased by 11.4% yoy.
>	Blended ARPU was R$28.7 in 3Q06, an increase of 1.6% last year, primarily as result of the & keep interconnection regime.

[24] Portugal Telecom September 2006

PTM financial highlights

>	Operating revenues increased by 2.5% yoy in 3Q06 to €165mn, underpinned by the increase in Pay-TV and cinema exhibition revenues in the quarter.
>	EBITDA increased by 8.0% yoy in 3Q06 to €52mn with the margin improving by 1.6pp yoy to 31.3%. This improvement was underpinned by the growth in Pay-TV ARPU, driven by the increased penetration of the digital service “TV Cabo Funtastic Life”.
>	Capex increased by 4.4% yoy to €21mn in 3Q06 due to investments in:
–	Build out of additional homes passed
–	Restructuring of the architecture of the access network to provide fibre-to-the-hub in order to allow for greater bandwidth for customers, and
–	Roll out of VoIP services

[25] Portugal Telecom September 2006

PTM operational highlights

>	Homes passed reached to 2,801k in 3Q06, of which 96.7% were bi-directional or broadband enabled.
>	Pay-TV customers totalled 1,451k with the net additions of 7k customers in 3Q06, showing a clear improvement over the performance of the last three quarters. Net additions in the quarter were underpinned by a particularly strong pickup in sales of satellite product.
>	Broadband customers (Netcabo) increased by 2.1% yoy in 3Q06 to 349k with net additions of 5k, a significant improvement against the performance of 2Q06. The penetration of internet service among cable TV subscribers was 32.8% in 3Q06.
>	Sport TV continued to be the main premium content sold with 436k subscribers in 3Q06 and net additions in the period of 6k.
>	Blended ARPU in 3Q06 increased by 6.9% yoy to €29.5, primarily reflecting the strong take-up of the digital service “TV Cabo Funtastic Life”.
>	PTM launched its voice product on a trial basis for its employees during September. The commercial launch is expected by the end of the year.

[26] Portugal Telecom September 2006

Other main international assets performed strongly

								[9M06] [Euro million, EBITDA in local currency]
Africa	Stake	EBITDA	EBITDA	Asia	Stake	EBITDA	EBITDA	Brazil	Stake	EBITDA	EBITDA

Unitel	25%	244	42%	CTM	28%	59	1%	UOL	29%	35	11%
Meditel	32%	146	26%	Timor Telecom	41%	6	57%
CVT	40%	29	20%
CST	51%	2.3	31%

[27] Portugal Telecom September 2006

Contacts
Nuno Prego Investor Relations Director +351 21 500 1701 nuno.prego@telecom. pt
www.telecom. pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.